SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding press release issued by Standard & Poor’s entitled “Philippine Long Distance Telephone Co. Ratings Unaffected by the Company’s Acquisition of Digital Telecommunications”.	6

Exhibit 1

April 4, 2011

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of SEC Form 17-C with a press release issued by Standard & Poor’s entitled “Philippine Long Distance Telephone Co. Ratings Unaffected by the Company’s Acquisition of Digital Telecommunications”.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

April 4, 2011

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

We submit herewith three (3) copies of SEC Form 17-C with a press release issued by Standard & Poor’s entitled “Philippine Long Distance Telephone Co. Ratings Unaffected by the Company’s Acquisition of Digital Telecommunications”.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  April 4, 2011

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release issued by Standard & Poor’s entitled “Philippine Long Distance Telephone Co. Ratings Unaffected by the Company’s Acquisition of Digital Telecommunications”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: April 4, 2011

STANDARD & POOR’S	Global Credit Portal RatingsDirect
April 1, 2011

Bulletin:

Philippine Long Distance Telephone Co.

Ratings Unaffected By The Company’s

Acquisition Of Digital Telecommunications

Primary Credit Analyst:

Mehul P Sukkawala, CFA, Mumbai (91) 22-3342-4018; mehul_sukkawala@standardandpoors.com

Secondary Contact:

Manuel Guerena, Singapore (65) 6239-6332; manuel_guerena@standardandpoors.com

MUMBAI (Standard & Poor’s) April 1, 2011 -- Standard & Poor’s Ratings Services said today that its long-term corporate credit rating on Philippine Long Distance Telephone Co. (PLDT: foreign currency BB+/Stable/--; ASEAN scale axBBB+/--) remain unaffected by the company’s acquisition of Digital Telecommunications Philippines Inc. (Digitel: not rated).

We expect the acquisition to further strengthen PLDT’s competitive position in the Philippine telecom market, and increase its spectrum and broadband growth opportunities. We also believe that the acquisition could improve the company’s operating and capital expenditure efficiency. Nevertheless, we expect the benefit to be limited considering that Digitel is significantly smaller than PLDT and has lower operating margins. The acquisition would also have some negative impact on PLDT’s financial ratios. However, we do not expect the impact to be significant because the acquisition is largely equity funded.

PLDT acquired Digitel at an estimated US$2.3 billion in enterprise value. The payment includes about US$1.6 billion in equity to Digitel’s majority owner JG Summit Holdings Inc. and an estimated US$600 million in debt from Digitel. The acquisition is subject to regulatory and shareholder approvals. PLDT expects the acquisition to be completed by June 2011.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr. Name : FLORENTINO D. MABASA, JR. Title : First Vice President, Legal Services Head and Assistant Corporate Secretary

Date: April 4, 2011